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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 ___________


                                SCHEDULE 13G
                               (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)

                            (Amendment No. 5)/1/


                              West Marine, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 954235 10 7
--------------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule if filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 954235 10 7                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Randolph K. Repass

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            7,195,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          275,900
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             7,195,458

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          275,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,471,358 (See Item 6)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                        [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      Approximately 43.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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  CUSIP NO. 954235 10 7                 13G                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


Item 1(a).          Name of Issuer:

                    West Marine, Inc.
                  -------------------------------------------------------------

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    500 Westridge Drive, Watsonville, CA 95076-4100
                  -------------------------------------------------------------

Item 2(a).          Name of Person Filing:

                    Randolph K. Repass
                  -------------------------------------------------------------

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    500 Westridge Drive, Watsonville, CA 95076-4100
                  -------------------------------------------------------------

Item 2(c).          Citizenship:

                    USA
                  -------------------------------------------------------------

Item 2(d).          Title of Class of Securities:

                    Common Stock
                  -------------------------------------------------------------

Item 2(e).          CUSIP Number:

                    954235 10 7
                  -------------------------------------------------------------

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

  (a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.

  (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

  (c)     [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

  (d)     [ ] Investment company registered under Section 8 of the Investment
              Company Act.

  (e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

  (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F).

  (g)     [ ] A parent holding company or control person in accordance with Rule
              13d-1(b)(ii)(G).

  (h)     [ ] A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act.

  (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
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  CUSIP NO. 954235 10 7                 13G                PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

  (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
         If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             [ ]

Item 4.  Ownership.

  (a)    Amount beneficially owned:

         7,471,358 shares (See Item 6)
         -----------------------------------------------------------------------

  (b)    Percent of class:

         Approximately 43.9%
         -----------------------------------------------------------------------

  (c)    Number of shares as to which such person has:

  (i)    Sole power to vote or to direct the vote     7,195,458
                                                 -------------------------------

  (ii)   Shared power to vote or to direct the vote     275,900
                                                   -----------------------------

  (iii)  Sole power to dispose or to direct the disposition of       7,195,458
                                                              ------------------

  (iv)   Shared power to dispose or to direct the disposition of       275,900
                                                                ----------------

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Of the 7,471,358 shares shown as beneficially owned by Mr. Repass, 7,185,958 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust Dtd. 6/25/96, 9,500 shares are held by his minor son, 252,500 shares are held in the name of his wife and 23,400 shares are subject to a right to acquire within 60 days of December 31, 1998 by exercise of options granted to his wife. Mr. Repass disclaims beneficial ownership of the shares and options to purchase shares held by his wife.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable
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  CUSIP NO. 954235 10 7                 13G                PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 11, 1999
                                          ---------------------------------
                                                      (Date)

                                               /s/ Randolph K. Repass
                                          ---------------------------------
                                                    (Signature)

                                                 Randolph K. Repass
                                          ---------------------------------
                                                    (Name/Title)